Mail Stop 3561

November 17, 2006

Via U.S. Mail

Gregory Lykiardopoulos
Triton Distribution Systems, Inc.
One Harbor Drive, Suite 300
Sausalito, California 94965

Re: Triton Distribution Systems, Inc.
Registration Statement on Form SB-2
Filed October 27, 2006
File No. 333-138293

Dear Mr. Lykiardopoulos,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please expand this section to disclose that you have had no revenues since inception and disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital and the amount of your accumulated deficit. Further, explain that your auditor has issued a going concern opinion. Finally, disclose the number of months that remain before you run out of funds at your current "burn rate." We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

2. Briefly describe the business and history of your predecessor, GRSNetwork, Inc. We note the information you have included in Note 1 to Triton's financial statements.

3. We note that the second sentence of this section includes marketing language that does not appear to be supported by other facts within the filing. For example, we note your statement that your "proprietary" technology provides you with "pricing advantages, better distribution methods and superior travel product offerings compared to many of [y]our competitors." Please remove the language quoted above and any other similar marketing language throughout the filing or provide us with support for your statements.

4. We note your reference to the Cruise Line International estimate regarding the percentage of cruises booked through travel agents. Please tell us whether the source of this information is available publicly for free and, if not, tell us the cost of the report.

Risk Factors, page 4

5. We note that you will initially focus your business development on travel agencies in Southeast Asia and China. Please revise this section to include any material risks associated with doing business in these areas. For example, if there are any governmental restrictions regarding business operations specific to China or countries in Southeast Asia, revise to discuss. Additionally, it does not appear from the information in the filing that members of your management have had any significant experience doing business in China or Southeast Asia. Revise to discuss any material risks this might pose or advise.

Management's Discussion and Analysis

Critical Accounting Policy and Estimates, page 12

6. We note your disclosure that in assessing the impairment of intangible assets, if the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and a second test is performed to measure the amount of impairment loss. Please revise your disclosure in your critical accounting policy and estimates section and the notes to your financial statements to indicate how you determine the fair value of the assets as part of the second test performed to measure the impairment loss. See paragraphs 22-24 of SFAS No. 144.

7. Please revise your disclosure to include a discussion of your accounting for stock compensation as a critical accounting policy and estimate. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 13

8. We note that in July 2006 you completed a private placement offering of common stock for approximately $1 per share and in September 2006 you completed two private placement offerings of common stock for $.80 per share. Please explain to us why the purchase price per share in each of these private placement offerings appears to be significantly lower than the share price of your stock as quoted on the NASD Bulletin Board during this time. Also, please disclose the nature and terms of the September 2006 private placements in the notes to your financial statements.

Our Plan of Operation, page 15

9. We note that you intend to maximize your business development opportunities in Asia where you have already established and further identified a significant base of country-specific partners and travel vendors, particularly national flag carriers and major hotel operators. Please clarify the statement regarding your established base. For example, is it established because you have signed agreements with a number of travel vendors? If so, include additional information regarding the number and nature of these agreements.

10. Please discuss in greater detail the anticipated milestones in implementing your plan of operation for the next 12 months, including the funds required for each milestone and the time frame for beginning and completing each.

Distribution Agreements, page 19

11. Please discuss the material terms of the distribution agreements you describe in this section.

12. We note on page 23 that under your joint venture arrangements, such as the one made with NAITAS, you will contribute $250,000 and the joint venture partner will contribute $1 million in exchange for a 70% equity interest in the venture. Please clarify whether that is the arrangement with NAITAS. On page 19, you state that you are required to pay NAITAS $6000 monthly and $24,000 once NAITAS has issued letters endorsing Triton to at least 60% of its members.

13. Please revise the notes to the Company's financial statements to disclose the significant terms of the distribution agreements that the Company has entered into with various parties. As part of these disclosures, please indicate the amounts that the Company is obligated to pay under the terms of these agreements.

Management, page 25

14. Please provide the information required by Item 401(d) of Regulation S-B regarding your officers' and directors' involvement in certain legal proceedings.

15. We note your disclosure that Mr. Lykiardopoulos was granted stock options by the Company's principal stockholders to purchase shares of common stock at an exercise price of $.008 per share. Please revise the notes to your financial statements to disclose this transaction as a related party transaction. Also, please explain to us, and disclose in the notes to your financial statements, when these stock options were issued and how you have accounted for this transaction. Please note that paragraph 11 of SFAS No. 123(R) states that share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under SFAS No. 123(R) unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. See SAB Topic 5T.

Security Ownership of Certain Beneficial Owners and Management, page 30

16. Please provide the addresses of the beneficial owners listed in the table. See Item 403(a)(2) of Regulation S-B.

Selling Stockholders and Plan of Distribution, page 31

17. Please disclose any position, office, or other material relationship the selling shareholders have had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-B.

18. Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares to be offered for resale by each legal entity. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Triton Distribution Systems, Inc. Audited Financial Statements For the period of Inception through March 31, 2006

19. We note that in July 2006, you completed a reverse acquisition transaction with Petramerica Oil, Inc. As Triton Distribution Systems is treated as the accounting acquirer, and the continuing entity in this transaction, please revise your filing to include audited financial statements of Triton Distribution Systems through at least June 30, 2006 and interim financial statements (unaudited or audited) through September 30, 2006. See Rule 310(a) of Regulation SB. The audited financial

statements should include a note discussing the acquisition transaction and the accounting for that transaction. Also, in light of the fact that the reverse acquisition transaction will be reflected in the financial statements of Triton Distribution Systems as of September 30, 2006, the separate financial statements of Petramerica Oil, Inc. will not be relevant and should be removed from the filing. Similarly, the pro forma financial statements disclosing the acquisition will not be necessary and should be removed from the filing as the transaction will be reflected in the latest financial statements.

Statement of Stockholders' Deficit, page F-21

20. We note that the founding stockholders contributed $100,100 in cash and intellectual property valued at $238,525 in exchange for 28,800,000 shares of common stock. Please tell us how you valued the shares of common stock issued and the related consideration received in this transaction. If they were determined based on "fair value" please tell us how fair value was determined or calculated.

Notes to the Financial Statements

General

21. As a follow up to comment 12, we note from your disclosure in the Business section that under your joint venture arrangements, working capital and start up expenses of $250,000 will be contributed by Triton and $1,000,000 will be contributed by the joint venture partner, in exchange for a 70% equity interest in the venture. In light of your disclosure that to date, you have completed and signed a joint venture with NAITAS, please explain to us, and disclose in the notes to the financial statements, the nature of the arrangement with NAITAS and how you have accounted for your investment in this joint venture partner. Include in your response and your revised disclosure, the amounts contributed to date by both partners, the ownership interest obtained, and the method you have used to reflect the investment in your financial statements.

Note 1. Organization and Significant Accounting Policies

History, page F-23

22. We note your disclosure that TDS LLC foreclosed on the inactive assets of GRS in January 2006 and contributed them in exchange for shares. The assets listed in your disclosure include computers, servers, furniture and fixtures, as well as the technology (intellectual property) to support the online distribution of travel services. Excluding the intellectual property, please explain to us how the other contributed assets were valued and accounted for on the financial statements of Triton. It appears from your financial statements and Note 5 to the financial

statements that only intellectual property and cash were recorded on the balance sheet in exchange for common stock in this transaction. If no value was assigned to the other assets contributed to the company, please explain why.

Note 9. Subsequent Events, page F-31

23. We note your disclosure that you have an agreement with certain stockholders whereby they will agree to cancel up to 5,000,000 of their shares on a one-for-one basis for every share sold in the private placement offering. Please tell us, and disclose in the notes to your financial statements how you have accounted for this transaction.

Triton Distribution Systems, Inc. Unaudited Interim Financial Statements for the Three Months ended June 30, 2006

Balance Sheet, page F-34

24. Please tell us, and disclose in the notes to your financial statements, the nature of the amount of prepaid and other current assets on the balance sheet as of June 30, 2006.

Other

25. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

26. Provide a currently dated consent from the independent public accountant in the amendment.

Part II
Recent Sales of Unregistered Securities, page II-1

27. Please provide the information required by Item 701 of Regulation S-B regarding the October private placement you mention in footnote 2 to the selling stockholder's table on page 31. Further, clarify in the table which stockholders purchased pursuant to the October private placement. We note from your footnote references that most of the selling stockholders received their shares in the July private placement. If the remaining stockholders did not receive their shares in the October private placement, ensure that you include the material terms of the transactions in which they received their shares.

28. We note that you issued 1,119,412 shares to Capital Group Communications, Inc. and Livestrong Venture Capital Partners, Inc. Please disclose the exemption from registration upon which you relied and the facts that made such exemption available.

Undertakings, page II-3

29. Please revise to provide the updated undertakings required by Item 512 of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Sara Kalin at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Gary A. Agron, Esq.
       Fax: (303)770-7257